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FOR MORE INFORMATION:              FOR IMMEDIATE RELEASE
SHELLEY WAGERS                           MARCH 7, 2000
310/726-8512



INTERNATIONAL RECTIFIER SUCCESSFULLY COMPLETES CASH TENDER OFFER FOR SHARES OF ZING TECHNOLOGIES, INC.



EL SEGUNDO, CA, March 7, 2000 -- International Rectifier Corporation (NYSE:IRF) and Zing Technologies, Inc. (Nasdaq:ZING) today announced successful completion of the cash tender offer by IRC Acquisition Corporation, a wholly-owned subsidiary of International Rectifier, for the outstanding shares of Zing common stock, for a purchase price of $15.36 per share. The tender offer expired, as scheduled, on Monday, March 6, 2000, with about 96% of all outstanding shares of Zing having been reported tendered. These shares consist of approximately 2.3 million shares of Zing being tendered (including about 5,300 shares tendered by guarantee of delivery). IRC Acquisition has accepted for purchase all shares properly tendered at the close of the offer. Payment for tendered shares will be made promptly in accordance with the terms of the offer.

International Rectifier intends to merge IRC Acquisition into Zing, so that Zing will become a direct, wholly-owned subsidiary of International Rectifier. As a result of the merger, any remaining outstanding shares of Zing common stock will be converted into the right to receive $15.36 in cash, subject to any applicable appraisal rights.

International Rectifier is a leading designer, manufacturer and marketer of power semiconductors and the leading worldwide supplier of a type of power semiconductor called a MOSFET, a metal oxide semiconductor field effect transistor. Power semiconductors perform a power management function by converting electricity into a form more usable by electrical products. The technology advancements of IR's power semiconductors increase system efficiency, allow more compact end-products, improve features and functionality, and extend battery life. IR's products are used in a diverse range of end-markets, including communications, consumer electronics, information technology, automotive, industrial and government/space. Zing's wholly-owned subsidiary and sole operating business, Omnirel, LLC, manufactures and sells high reliability multi-chip power semiconductors, integrated power modules and packaged semiconductor components for the military, industrial and high-end commercial markets.

FOR FURTHER INFORMATION:
     Company contact:  Shelley Wagers, 310.726.8512
     Website:  http://www.irf.com
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